SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 29, 2020, MediWound Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following 10 proposals:

(1)
To re-elect each of Messrs. Stephen T. Wills, David Fox, Ofer Gonen, Sam Moed and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent directors), to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)	To re-elect each of Messrs. Sharon Kochan and Nissim Mashiach to serve as an external director under the Israeli Companies Law, 5759-1999 (the “Companies Law”), for a period of three years.

(3)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2020 through March 31, 2021.

(5)	To approve an updated director fee package for all of our directors, excluding the Executive Chairman of the Board.

(6)
To approve grants of options to purchase 100,000 ordinary shares for each of our directors, and additional grants of options to purchase equity of $35,000 value each, to the external directors as of the dates of our next two annual shareholder meetings.

(7)
To approve a cash bonus for the Executive Chairman of the Board, Stephen T. Wills, in respect of his role in our transaction with Vericel Corporation (“Vericel”) for the commercialization of our product, NexoBrid, in North America.

(8)	To approve payment of an annual cash bonus to Mr. Sharon Malka, our Chief Executive Officer, in respect of his performance in 2019.

(9)	To approve a grant of options to purchase 81,170 ordinary shares to Mr. Sharon Malka, our Chief Executive Officer.

(10)
To approve a cash bonus for Mr. Gal Cohen, our previous President and Chief Executive Officer, in respect of his role in our transaction with Vericel for the commercialization of NexoBrid in North America.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on May 20, 2020. On May 22, 2020, the record date for the Meeting (the “Record Date”), there were 27,211,128 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 16,695,3030 of the Company’s outstanding ordinary shares, representing approximately 54% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s Articles of Association, the Meeting was properly convened and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Companies Law and the Company’s amended and restated Articles of Association, each of Proposals 1 through 9 was approved. Proposal 10 was not approved.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form S-8 (SEC file numbers 333-195517, 333-210375, 333-223767, 333-230487 and 333-236635) and Form F-3 (SEC file number 333-230490).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: July 2, 2020	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer